UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2020

PFIZER INC.

(Exact name of registrant as specified in its charter)

Delaware	1-3619	13-5315170
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

235 East 42nd Street New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

(212) 733-2323

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.05 par value	PFE	New York Stock Exchange
0.250% Notes due 2022	PFE22	New York Stock Exchange
1.000% Notes due 2027	PFE27	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On June 22, 2020, Upjohn Inc., a Delaware corporation (“Upjohn” or “Newco”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), completed the offering of $1,000,000,000 aggregate principal amount of its 1.125% Senior Notes due 2022 (the “2022 U.S. Dollar Notes”), $750,000,000 aggregate principal amount of its 1.650% Senior Notes due 2025 (the “2025 U.S. Dollar Notes”), $750,000,000 aggregate principal amount of its 2.300% Senior Notes due 2027 (the “2027 U.S. Dollar Notes”), $1,450,000,000 aggregate principal amount of its 2.700% Senior Notes due 2030 (the “2030 U.S. Dollar Notes”), $1,500,000,000 aggregate principal amount of its 3.850% Senior Notes due 2040 (the “2040 U.S. Dollar Notes”) and $2,000,000,000 aggregate principal amount of its 4.000% Senior Notes due 2050 (the “2050 U.S. Dollar Notes” and, together with the 2022 U.S. Dollar Notes, the 2025 U.S. Dollar Notes, the 2027 U.S. Dollar Notes, the 2030 U.S. Dollar Notes and the 2040 U.S. Dollar Notes, the “U.S. Dollar Notes”). In connection with the issuance of the U.S. Dollar Notes, Newco entered into an indenture, dated as of June 22, 2020 (the “U.S. Dollar Indenture”), between Newco, as issuer, and The Bank of New York Mellon, as trustee (the “U.S. Dollar Trustee”), and a Registration Rights Agreement, dated as of June 22, 2020 (the “Registration Rights Agreement”), by and between Newco and Goldman Sachs & Co. LLC, BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley and Co. LLC and Mizuho Securities USA LLC, as representatives of the several initial purchasers of the U.S. Dollar Notes.

The U.S. Dollar Notes were issued in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in the United States to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside of the United States in reliance on Regulation S under the Securities Act.

In addition, on June 23, 2020, Upjohn Finance B.V., a wholly owned financing subsidiary of Newco (“Finco”), completed the offering of €750,000,000 aggregate principal amount of its 0.816% Senior Notes due 2022 (the “2022 Euro Notes”), €750,000,000 aggregate principal amount of its 1.023% Senior Notes due 2024 (the “2024 Euro Notes”), €850,000,000 aggregate principal amount of its 1.362% Senior Notes due 2027 (the “2027 Euro Notes”) and €1,250,000,000 aggregate principal amount of its 1.908% Senior Notes due 2032 (the “2032 Euro Notes”, and, together with the 2022 Euro Notes, the 2024 Euro Notes and the 2027 Euro Notes, the “Euro Notes” and, together with the U.S. Dollar Notes, the “Notes”). In connection with the issuance of the Euro Notes, Finco entered into an indenture, dated as of June 23, 2020 (the “Euro Indenture”), among Finco, as issuer, Newco, as guarantor, and Citibank, N.A., London Branch, as trustee, paying agent, transfer agent, and registrar (the “Euro Trustee”).

The Euro Notes were issued in a private offering exempt from the registration requirements of the Securities Act to certain non-U.S. persons in transactions outside of the United States in reliance on Regulation S under the Securities Act.

The Notes were offered in connection with the previously announced proposed combination (the “Combination”) of Pfizer’s global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) and Mylan N.V. (“Mylan”) pursuant to a Business Combination Agreement, dated as of July 29, 2019, among Pfizer, Newco, Mylan and certain of their affiliates, as amended on May 29, 2020. Prior to the Combination, pursuant to a Separation and Distribution Agreement, dated as of July 29, 2019, between Pfizer and Newco, as amended on February 18, 2020 and on May 29, 2020, Pfizer will contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from the remainder of Pfizer’s businesses (the “Separation”), and Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco’s common stock held by Pfizer (the “Distribution”). In connection with the Separation, and as partial consideration for Pfizer’s contribution of the Upjohn Business to Newco, Newco will make a cash payment of $12 billion to Pfizer (the “Cash Payment to Pfizer”). Newco intends to use the net proceeds from the offerings of the Notes, together with the net proceeds from other previously announced financing transactions, to fund in full the Cash Payment to Pfizer and related transaction fees and expenses.

The U.S. Dollar Notes are senior unsecured obligations of Newco. The U.S. Dollar Notes are initially guaranteed on a senior unsecured basis by Pfizer pursuant to a guarantee agreement, dated as of June 22, 2020, in favor of the holders of the U.S. Dollar Notes and the U.S. Dollar Trustee. The guarantee by Pfizer will be automatically and unconditionally terminated and released without the consent of holders upon the consummation of the Distribution.

Upon the consummation of the Combination, the Mylan entities (which will be subsidiaries of Newco following the Combination) that are issuers or guarantors of the outstanding senior unsecured notes issued by Mylan or Mylan Inc. (such notes, the “Mylan Notes” and, such issuers and guarantors, the “Mylan Guarantors”) will become guarantors of the U.S. Dollar Notes, substantially concurrently with Newco becoming a guarantor of the Mylan Notes. In addition, if, following the consummation of the Combination, a subsidiary of Newco becomes a guarantor or an obligor in respect of certain indebtedness, such subsidiary will guarantee the U.S. Dollar Notes on the terms and subject to the conditions set forth in the U.S. Dollar Indenture.

The Euro Notes are senior unsecured obligations of Finco. The Euro Notes are guaranteed on a senior unsecured basis by Newco pursuant to the Euro Indenture and are initially guaranteed on a senior unsecured basis by Pfizer pursuant to a guarantee agreement, dated as of June 23, 2020, in favor of the holders of the Euro Notes and the Euro Trustee. The guarantee by Pfizer will be automatically and unconditionally terminated and released without the consent of holders upon the consummation of the Distribution.

Upon the consummation of the Combination, the Mylan Guarantors will become guarantors of the Euro Notes, substantially concurrently with Newco becoming a guarantor of the Mylan Notes. In addition, if, following the consummation of the Combination, a subsidiary of Newco becomes a guarantor or an obligor in respect of certain indebtedness, such subsidiary will guarantee the Euro Notes on the terms and subject to the conditions set forth in the Euro Indenture.

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the financing transactions (including statements regarding the use of proceeds therefrom), the proposed combination of Newco and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed combination”), the expected timetable for completing the proposed combination, the benefits and synergies of the proposed combination, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed combination; changes in relevant tax and other laws; the parties’ ability to consummate the proposed combination; the conditions to the completion of the proposed combination, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed combination not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time-consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed combination within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed combination; the retention of key employees being more difficult following the proposed combination; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed combination are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, which includes an information statement (the “Form 10”), which was filed by Newco with the SEC on June 12, 2020 and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the proposed combination except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed combination, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed combination. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed combination. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED COMBINATION. The documents relating to the proposed combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed combination under the rules of the SEC. Information about the directors and executive officers of Newco following the completion of the proposed combination may be found in the Form 10, the Form S-4, the Proxy Statement and the Prospectus, and Pfizer’s Current Report on Form 8-K filed with the SEC on February 28, 2020. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020, as supplemented by its supplement to the proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020, and its definitive proxy statement relating to its 2020 Annual General Meeting filed with the SEC on June 8, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PFIZER INC.

By:	/s/ Margaret M. Madden
Margaret M. Madden
Senior Vice President and Corporate Secretary
Chief Governance Counsel

Date: June 26, 2020